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                                             File No.: 70-8783



                   CERTIFICATE OF NOTIFICATION

                            (Rule 24)

                SECURITIES AND EXCHANGE COMMISSION

                                BY

           NEW ENGLAND ELECTRIC RESOURCES, INC. (NEERI)

     In accordance with the order of the Securities and Exchange
Commission dated April 15, 1996, the following is a report for the third quarter of 1996:

     1. In July, 1996 NEERI International, a wholly-owned subsidiary of NEERI, was formed under the laws of the Cayman Islands. NEERI owns two shares of NEERI International, which will serve as a Project Parent for prospective EWG/FUCO investments under File No. 70-8783. NEERI International has no employees, and has had no activity as of September 30, 1996.

     2. Attached in Exhibits A through C are a balance sheet, twelve months ending income statement, and a statement of cash flow for NEERI.

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                            SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate of notification (Commission's File No. 70-8783) to be signed on its behalf by the undersigned officer thereunto duly authorized.


                           NEW ENGLAND ELECTRIC RESOURCES, INC.


                               s/John G. Cochrane

                           By: _________________________________
                               John G. Cochrane
                               Treasurer


Date: November 13, 1996